UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 4)

BIOTELEMETRY, INC.

(Name of Subject Company (Issuer))

DAVIES MERGER SUB, INC.

a wholly owned subsidiary of

PHILIPS HOLDING USA INC.

a wholly owned subsidiary of

KONINKLIJKE PHILIPS N.V.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001

(Title of Class of Securities)

090672106

(CUSIP Number of Class of Securities)

Joseph E. Innamorati

Davies Merger Sub, Inc.

222 Jacobs St.

Cambridge, MA 02141

Telephone: (617) 245-5900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Matthew G. Hurd

Rita-Anne O’Neill

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Telephone: (212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,756,163,240.00	$300,697.41

*

Estimated solely for purposes of calculating the filing fee. The transaction value calculation does not take into account the effect of any cash received or deemed received by BioTelemetry, Inc. (the “Company”) in connection with the exercise of any outstanding equity awards. The transaction value was determined by multiplying (a) $72.00, the tender offer price, by (b) the sum of (i) 34,310,908, the number of issued and outstanding shares of Company common stock, (ii) 26,485, the number of shares of Company common stock subject to outstanding purchase rights under the Company’s employee stock purchase plan, (iii) 2,904,248, the number of shares of Company common stock underlying outstanding Company options, (iv) 899,500, the number of shares of Company common stock underlying outstanding restricted stock units granted under the Company’s stock plans, (v) 138,904, the number of shares of Company common stock underlying outstanding performance stock units granted under the Company’s stock plans (assuming satisfaction of applicable performance goals at the target level). The foregoing share figures have been provided by the issuer to the offerors and are as of December 16, 2020, the most recent practicable date.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2021, issued August 26, 2020, by multiplying the transaction value by 0.0001091.

☒

Check box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $300,697.41	Filing Party: Davies Merger Sub, Inc.
Form or Registration No.: Schedule TO	Date Filed: December 23, 2020

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third–party tender offer subject to Rule 14d–1.
☐	issuer tender offer subject to Rule 13e–4.
☐	going–private transaction subject to Rule 13e–3.
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross–Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross–Border Third–Party Tender Offer)

This Amendment No. 4 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities Exchange Commission on December 23, 2020 (together with any amendments and supplements thereto, the “Schedule TO”) by Davies Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Philips Holding USA Inc., a Delaware corporation (“Parent”) and a wholly owned subsidiary of Koninklijke Philips N.V., a corporation organized under the laws of The Netherlands (“Royal Philips”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of BioTelemetry, Inc., a Delaware corporation (the “Company”), at a price per Share of $72.00 net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated December 23, 2020 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Item 12. Exhibit Index.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits immediately after the last exhibit in the Exhibit Index:

(i) Form of email from Royal Philips, dated as of February 1, 2021.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2021

DAVIES MERGER SUB, INC.

By:	/s/ Joseph E. Innamorati
Name: Joseph E. Innamorati
Title: Vice President and Secretary

PHILIPS HOLDING USA INC.

By:	/s/ Joseph E. Innamorati
Name: Joseph E. Innamorati
Title: Vice President and Secretary

KONINKLIJKE PHILIPS N.V.

By:	/s/ Joseph E. Innamorati
Name: Joseph E. Innamorati
Title: Authorized Signatory